Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2020, as supplemented

by the Prospectus Supplement dated June 4, 2020,

the Prospectus Supplement dated August 7, 2020,

the Prospectus Supplement dated November 6, 2020,

the Prospectus Supplement dated February 5, 2021,

the Prospectus Supplement dated August 11, 2021,

the Prospectus Supplement dated November 4, 2021,

the Prospectus Supplement dated February 7, 2022,

the Prospectus Supplement dated May 18, 2022 and

the Prospectus Supplement dated August 5, 2022)

September 9, 2022

Oxford Lane Capital Corp.

$750,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated June 1, 2020 (the “Base Prospectus”) as supplemented by the prospectus supplement dated June 4, 2020 (the “June 2020 Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “August 2020 Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “November 2020 Prospectus Supplement”), the prospectus supplement dated February 5, 2021 (the “February 2021 Prospectus Supplement”), the prospectus supplement dated August 11, 2021 (the “August 2021 Prospectus Supplement”), the prospectus supplement dated November 4, 2021 (the “November 2021 Prospectus Supplement”), the prospectus supplement dated February 7, 2022 (the “February 2022 Prospectus Supplement”), the prospectus supplement dated May 18, 2022 (the “May 2022 Prospectus Supplement”) and the prospectus supplement dated August 5, 2022 (the “August 2022 Prospectus Supplement” and, together with the June 2020 Prospectus Supplement, the August 2020 Prospectus Supplement, the November 2020 Prospectus Supplement, the February 2021 Prospectus Supplement, the August 2021 Prospectus Supplement, the November 2021 Prospectus Supplement, the February 2022 Prospectus Supplement and the May 2022 Prospectus Supplement, the “Prior Prospectus Supplements”, and together with this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022 (the “Amended Equity Distribution Agreement”), with Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc. (the “Distribution Agents”). The Company’s investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to the Distribution Agents, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

This prospectus supplement supersedes the Prior Prospectus Supplements to the extent it contains information that is different from or in addition to the information in the Prior Prospectus Supplements. Unless otherwise indicated, all other information included in the Prior Prospectus Supplements that is not inconsistent with the information set forth in this prospectus supplement remains unchanged.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to September 8, 2022, we sold a total of 72,434,552 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $488.6 million and net proceeds were approximately $482.9 million, after deducting the sales agent’s commissions and offering expenses.

AUGUST 2022 FINANCIAL UPDATE

On September 7, 2022, we announced the following net asset value (“NAV”) estimate as of August 31, 2022.

●	Management’s unaudited estimate of the range of the NAV per share of our common stock as of August 31, 2022 is between $5.69 and $5.79. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending September 30, 2022 may differ materially from this estimate, which is given only as of August 31, 2022.

●	As of August 31, 2022, the Company had approximately 156.4 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after August 31, 2022 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by market volatility in the U.S. or worldwide, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference relates to the Company's previously issued financial statements. It does not extend to the preliminary financial data and should not be read to do so.

UPDATE TO “AT-THE-MARKET” OFFERING

On September 9, 2022, the Company and Distribution Agents entered into the Amended Equity Distribution Agreement which increases the aggregate offering price of common stock to be sold pursuant to the “at-the-market offering” to $750,000,000 (which amount includes all of the shares of common stock previously sold pursuant to the equity distribution agreement dated June 4, 2020) and adds B. Riley Securities, Inc. as a Distribution Agent thereunder.

All references to Ladenburg Thalmann & Co. Inc. in the Prior Prospectus Supplements shall be deemed to refer to Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc. together as Distributions Agents, unless otherwise stated in this prospectus supplement or unless context requires otherwise.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus supplement and the Base Prospectus contains a reference to fees or expenses paid by “us” or “Oxford Lane Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in Oxford Lane Capital Corp.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	2.00	%(1)
Offering expenses borne by us (as a percentage of offering price)	0.68	%(2)
Distribution reinvestment plan expenses	—	(3)
Total stockholder transaction expenses (as a percentage of offering price)	2.68%

Annual expenses (estimated as a percentage of net assets attributable to common stock):
Base management fee	3.21	%(4)
Incentive fees payable under our investment advisory agreement (20% of net investment income)	4.92	%(5)
Interest payments on borrowed funds	1.45	%(6)
Preferred stock dividend payment	2.27	%(7)
Other expenses	0.62	%(8)
Total annual expenses	12.47	%(9)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above, and that we pay the transaction expenses set forth in the table above, including a sales load of 2.00% paid by you (the commission to be paid by us with respect to common stock sold by us in this offering).

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$167	$405	$598	$933

The example and the expenses in the tables above should not be considered as a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5.0% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is included in the example. Also, while the example assumes reinvestment of all distributions at NAV, participants in our distribution reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the distribution payment date, which may be at, above or below NAV. See “Distribution Reinvestment Plan” in the Base Prospectus for additional information regarding our distribution reinvestment plan.

(1)	Represents the commission with respect to the shares of our common stock being sold in this offering, which we will pay to Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc. in connection with sales of shares of our common stock effected by Ladenburg Thalmann & Co. Inc. and B. Riley Securities. Inc. under the Amended Equity Distribution Agreement. There is no guaranty that there will be any sales of our common stock pursuant to this prospectus supplement and the Base Prospectus.

(2)	The offering expenses of this offering are estimated to be approximately $337,500.

(3)	The expenses of the distribution reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. We will not charge any brokerage charges or other charges to stockholders who participate in the plan. However, your own broker may impose brokerage charges in connection with your participation in the plan.

(4)	Assumes gross assets of $1,301.2 million and $483.4 million of leverage (which reflects $68.1 million of 6.75% Series 2024 Term Preferred Shares, $88.1 million aggregate amount of 6.25% Series 2027 Term Preferred Shares, $67.2 million aggregate amount of 6.00% Series 2029 Term Preferred Shares, $60.0 million aggregate amount of the 7.125% Series 2029 Term Preferred Shares, $100.0 million of the 6.75% Unsecured Notes due 2031 and $100.0 million of the 5.00% Unsecured Notes due 2027 issued and outstanding as of June 30, 2022 and assumes net assets of $810.1 million (which has been adjusted to reflect the issuance of an additional $50.0 million of common stock).

(5)	The above calculation presents our base management fee as a percentage of our net assets. Our base management fee under the Investment Advisory Agreement, however, is based on our gross assets, which is defined as all the assets of Oxford Lane Capital, including those acquired using borrowings for investment purposes. As a result, to the extent we use additional leverage, it would have the effect of increasing our base management fee as a percentage of our net assets. Amount reflects the estimated annual incentive fees payable to our investment adviser, Oxford Lane Management, during the fiscal year following this offering. The estimate assumes that the incentive fee earned will be proportional to the annualized fee earned during the quarter ended June 30, 2022 and adjusted to include the estimated incentive fee based on the issuance of an additional $50.0 million of common stock.

The incentive fee, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of our “Pre-Incentive Fee Net Investment Income” that exceeds a 1.75% quarterly (7.0% annualized) hurdle rate, which we refer to as the Hurdle, subject to a “catch-up” provision measured at the end of each calendar quarter. The incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. The operation of the incentive fee for each quarter is as follows:

•	no incentive fee is payable to our investment adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the Hurdle of 1.75%;

•	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized) is payable to our investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the Hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 20.0% of our Pre-Incentive Fee Net Investment Income, as if a Hurdle did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.1875% in any calendar quarter; and

•	20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to our investment adviser (once the Hurdle is reached and the catch-up is achieved, 20.0% of all Pre-Incentive Fee Investment Income thereafter is allocated to our investment adviser)

No incentive fee is payable to our investment adviser on realized capital gains. For a more detailed discussion of the calculation of this fee, see “Investment Advisory Agreement” in the Base Prospectus.

(6)	“Interest payments on borrowed funds” represents our annualized interest expense and includes dividends payable on our Term Preferred Shares and interest payable on the Notes, each as outstanding on June 30, 2022. We may issue additional shares of preferred stock or debt securities. In the event that we were to issue additional shares of preferred stock or debt securities, our borrowing costs, and correspondingly our total annual expenses, including, in the case of such preferred stock, the base management fee as a percentage of the Fund’s net assets attributable to common stock, would increase.

(7)	Assumes that we have an aggregate of (a) $67.2 million of preferred stock with a preferred rate of 6.00% per annum, (b) $68.1 million of preferred stock with a preferred rate of 6.75% per annum, (c) $88.1 million of preferred stock with a preferred rate of 6.25% per annum and (d) $60.0 million of preferred stock with a preferred rate of 7.125% per annum, which were the amounts outstanding as of June 30, 2022. We may issue additional shares of preferred stock pursuant to the registration statement of which this prospectus supplement forms a part. In the event we were to issue additional preferred stock, our borrowing costs, and correspondingly our total annual expenses, including our base management fee as a percentage of our net assets, would increase.

(8)	“Other expenses” ($5.0 million) are estimated for the current fiscal year, which considers the annualized expenses incurred during the fiscal quarter ended June 30, 2022, and adjusted for any new and non-recurring expenses, such as an assumed issuance of an additional $50.0 million of common stock.

(9)	“Total annual expenses” is presented as a percentage of net assets attributable to common stockholders, because the holders of shares of our common stock (and not the holders of our preferred stock or debt securities, if any) bear all of our fees and expenses, all of which are included in this fee table presentation. The indirect expenses associated with the Fund’s CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Fund’s total annual expenses would have been 40.16%.

USE OF PROCEEDS

Sales of our common stock, if any, under the Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market,” as defined in Rule 415 under the Securities Act, including sales made directly on the NASDAQ Global Select Market or similar securities exchange or sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. There is no guarantee that there will be any sales of our common stock pursuant to the Prospectus. Actual sales, if any, of our common stock under the Prospectus may be less than the amount set forth in this paragraph depending on, among other things, the market price of our common stock at the time of any such sale. As a result, the actual net proceeds we receive may be more or less than the amount of net proceeds estimated in the Prospectus. However, the sales price per share of our common stock offered by the Prospectus, less the Distribution Agents’ commissions, will not be less than the net asset value per share of our common stock at the time of such sale. If we sell shares of our common stock with an aggregate offering price of $750 million, we anticipate that our net proceeds, after deducting sales agent commissions and estimated expenses payable by us, will be approximately $734.7 million.

We intend to use the net proceeds from this offering for acquiring investments in accordance with our investment objective and strategies described in the Prospectus and/or for general working capital purposes. We may also pay operating expenses, including advisory and administrative fees and expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of any offering conducted pursuant to the Prospectus. We may choose to use the proceeds from this offering to pay distributions, in which case all or part of the distribution could be considered a return of capital if total distributions exceed the Company’s net investment income. Finally, we may also pay down any then existing indebtedness and/or redeem outstanding shares of our preferred stock using the proceeds from this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within approximately three months from the consummation of the offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace.

Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality investments that mature in one year or less from the date of investment. The management fee payable by us will not be reduced while our assets are invested in such securities. See “Regulation as a Registered Closed-End Management Investment Company — Temporary Investments” in the Base Prospectus for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

PLAN OF DISTRIBUTION

The Distribution Agents are acting as our sales agent in connection with the offer and sale of shares of our common stock pursuant to the Prospectus. Upon instructions from us, the Distribution Agents will use their commercially reasonable efforts consistent with their sales and trading practices to sell, as our sales agents, our common stock under the terms and subject to the conditions set forth in our Amended Equity Distribution Agreement with Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc. dated September 9, 2022. From June 4, 2020 to September 8, 2022, we sold a total of 72,434,552 shares of common stock pursuant to the “at-the-market” offering. Prior to entering into the Amended and Restated Equity Distribution Agreement, Ladenburg Thalmann & Co. Inc. was the sole Distribution Agent. The total amount of capital raised as a result of these sales of common stock was approximately $488.6 million and net proceeds were approximately $482.9 million, after deducting the sales agent’s commissions and offering expenses. We paid Ladenburg Thalmann & Co. Inc. an aggregate agent fee of approximately $4.8 million in connection with such sales.

We will instruct one or both Distribution Agents as to the amount of common stock to be sold by them. We may instruct the Distribution Agents not to sell common stock if the sales cannot be effected at or above the price designated by us in any instruction. The sales price per share of our common stock offered by the Prospectus, less the Distribution Agents’ commissions, will not be less than the net asset value per share of our common stock at the time of such sale. We or the Distribution Agents may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

Sales of our common stock, if any, under the Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market,” as defined in Rule 415 under the Securities Act, including sales made directly on the NASDAQ Global Select Market or similar securities exchange or sales made to or through a market maker other than on an exchange at prices related to the prevailing market prices or at negotiated prices.

The Distribution Agents will provide written confirmation of a sale to us no later than the opening of the trading day on the NASDAQ Global Select Market following each trading day in which shares of our common stock are sold under the Amended Equity Distribution Agreement. Each confirmation will include the number of shares of common stock sold on the preceding day, the net proceeds to us and the compensation payable by us to the Distribution Agents in connection with the sales.

The Distribution Agents will receive a commission from us equal to the lesser of (i) 2.0% of the gross sales price per share from such sale or (ii) the difference between the gross sale price per share from such sale and the amount the Company, in its sole discretion, determines to be its minimum net amount, with respect to any shares of our common stock sold through the Distribution Agents under the Amended Equity Distribution Agreement. Oxford Lane Management has agreed to pay to the Distribution Agents, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by us in this offering such that the net proceeds per share received by us (before expenses) are not below our then current net asset value per share. We estimate that the total expenses for the offering, excluding compensation payable to the Distribution Agents under the terms of the Amended Equity Distribution Agreement, will be approximately $337,500

Settlement for sales of shares of common stock will occur on the second trading day following the date on which such sales are made, or on some other date that is agreed upon by us and the Distribution Agents in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will report at least quarterly the number of shares of our common stock sold through the Distribution Agents under the Amended Equity Distribution Agreement and the net proceeds to us.

In connection with the sale of the common stock on our behalf, the Distribution Agents may each be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Distribution Agents may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Distribution Agents against certain civil liabilities, including liabilities under the Securities Act.

The offering of our shares of common stock pursuant to the Amended Equity Distribution Agreement will terminate upon the earlier of (i) the sale of the dollar amount of common stock subject to the Amended Equity Distribution Agreement or (ii) the termination of the Amended Equity Distribution Agreement. The Amended Equity Distribution Agreement may be terminated by us in our sole discretion with respect to one or both Distribution Agents under the circumstances specified in the Amended Equity Distribution Agreement by giving notice to the applicable Distribution Agent. In addition, either Distribution Agent may terminate its participation in the Amended Equity Distribution Agreement under the circumstances specified in the Amended Equity Distribution Agreement by giving notice to us.

Potential Conflicts of Interest

Since our initial public offering in 2011, Ladenburg Thalmann & Co. Inc. and its affiliates have provided, and may in the future continue to provide, various investment banking, commercial banking, financial advisory, brokerage and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement. From 2011 to 2017, we paid an aggregate of approximately $17.0 million underwriting discounts and commissions to Ladenburg Thalmann & Co. Inc. related to various common stock, preferred stock and rights offerings. In addition, we agreed to pay Ladenburg Thalmann & Co. Inc. a commission equal to 2.0% of the gross sales price of any shares of our common stock sold through Ladenburg Thalmann & Co. Inc. pursuant to our “at the market” offering consummated in August 2014, and we reimbursed Ladenburg Thalmann & Co. Inc. $50,000 for reasonable out-of-pocket expenses in connection with such offering. In connection with a preferred stock “at the market” offering commenced on March 14, 2017, Ladenburg Thalmann & Co. Inc. served as our sales agent, and we paid Ladenburg Thalmann & Co. Inc. a commission equal to 2.0% of the gross sales price of any shares of our preferred stock sold through Ladenburg Thalmann & Co. Inc. pursuant to such offering and reimbursed Ladenburg Thalmann & Co. Inc. $30,000 for reasonable out-of-pocket expenses. In connection with the preferred stock “at the market” offering from March 14, 2017 to March 27, 2017 we paid aggregate underwriting discounts and commissions of $34,400 to Ladenburg Thalmann & Co. Inc. In connection with our offering of the 6.75% Series 2024 Term Preferred Shares consummated in June 2017, Ladenburg Thalmann & Co. Inc. served as the lead book-running manager, and we paid aggregate underwriting discounts and commissions of $2,132,355 to the underwriters for this offering. In connection with our offering of the 6.25% Series 2027 Term Preferred Shares consummated in February 2020, Ladenburg Thalmann & Co. Inc. served as joint book-running manager, and we paid underwriting discounts and commissions of $2,862,500 to the underwriters for this offering. In connection with our offering of the 6.00% Series 2029 Term Preferred Shares consummated in August 2021, Ladenburg Thalmann & Co. Inc. served as joint book-running manager, and we paid aggregate underwriting discounts and commissions of $2,099,141 to the underwriters for this offering. In connection with our offering of the 7.125% Series 2029 Term Preferred Shares consummated in June 2022, Ladenburg Thalmann & Co. served as joint book-running manager, and we paid aggregate underwriting discounts and commissions of $1,992,188 to the underwriters for this offering. In connection with a common stock “at the market” offering consummated in March 2016, Ladenburg Thalmann & Co. Inc. served as sales agent, and we paid Ladenburg Thalmann & Co. Inc. a commission equal to 2.0% of the gross sales price of any shares of our common stock sold through Ladenburg Thalmann & Co. Inc. pursuant to such offering and to reimburse Ladenburg Thalmann & Co. Inc. up to $50,000 for reasonable out-of-pocket expenses. In connection with the common stock “at the market” offering from March 7, 2016 to June 1, 2020 we paid aggregate underwriting discounts and commissions of $7,887,613 to Ladenburg Thalmann & Co. Inc.

In connection with our offering of the 6.75% Notes Due 2031 consummated in March 2021, Ladenburg Thalmann & Co. served as joint book-running manager, and we paid aggregate underwriting discounts and commissions of $3,125,000 to the underwriters for the offering. In connection with our offering of the 5.00% Notes Due 2027 consummated in January 2022, Ladenburg Thalmann & Co. served as joint book-running manager, and we paid aggregate underwriting discounts and commissions of $3,125,000 to the underwriters for the offering.

B. Riley Securities, Inc. and its affiliates have also provided, and may in the future continue to provide, various investment banking, commercial banking, financial advisory, brokerage and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement. In connection with our offering of the 6.00% Series 2029 Term Preferred Shares consummated in August 2021, B. Riley Securities, Inc. served as joint book-running manager, and we paid aggregate underwriting discounts and commissions of $2,099,141 to the underwriters for this offering. In connection with our offering of the 7.125% Series 2029 Term Preferred Shares consummated in June 2022, B. Riley Securities, Inc. served as joint book-running manager, and we paid aggregate underwriting discounts and commissions of $1,992,188 to the underwriters for this offering.

In connection with our offering of the 6.75% Notes Due 2031 consummated in March 2021, B. Riley Securities, Inc. served as joint book-running manager, and we paid aggregate underwriting discounts and commissions of $3,125,000 to the underwriters for the offering. In connection with our offering of the 5.00% Notes Due 2027 consummated in January 2022, B. Riley Securities, Inc. served as joint book-running manager, and we paid aggregate underwriting discounts and commissions of $3,125,000 to the underwriters for the offering.

The Distribution Agents and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Distribution Agents and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses, including acting as underwriters for our securities offerings. In the ordinary course of their various business activities, the Distribution Agents and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The Distribution Agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The principal business address of Ladenburg Thalmann & Co. Inc. is 277 Park Avenue, 26th Floor, New York, NY 10172 and the principal business address of B. Riley Securities, Inc. is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025.